United States securities and exchange commission logo





                            May 31, 2023

       Jack K. Heilbron
       Chief Executive Officer
       Murphy Canyon Acquisition Corp.
       4995 Murphy Canyon Road, Suite 300
       San Diego, CA 92123

                                                        Re: Murphy Canyon
Acquisition Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed May 12, 2023
                                                            File No. 333-271903

       Dear Jack K. Heilbron:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed May 12, 2023

       Cover Page

   1. Please revise your disclosure in each place where you discuss possible redemption scenarios, starting on
the cover page, to clearly state that 11,037,272 shares of MURF
                                                        Class A common stock
have already been redeemed. In connection with such disclosure, please also provide
what percentage of the MURF Class A common stock subject to
                                                        possible redemption
this amount represents.
       Summary of the Material Terms of the Transaction, page 4

   2. We note your response to prior comment 10 and reissue in part. Please revise here, and each place where the
differing interests of the directors and officers of MURF compared to those of MURF
stockholders are discussed, to quantify any financial benefit that Mr.
 Jack K. Heilbron
FirstName  LastNameJack   K. Corp.
                             Heilbron
Murphy Canyon    Acquisition
Comapany
May        NameMurphy Canyon Acquisition Corp.
     31, 2023
May 31,
Page 2 2023 Page 2
FirstName LastName
         Heilbron may receive in connection with the business combination by virtue of his membership in the Sponsor entity.
Questions and Answers about the Business Combination and Proposals
Q. How is the payment of the deferred underwriting commissions..., page 8

3. We note the new Q&A provided on page 8 reflecting the deferred underwriting commission to be paid upon consummation of the business combination as a percentage of cash left in the trust account following redemptions. We also note that you have stated that the percentage is "not applicable" assuming 100% redemptions. Please revise this disclosure to include a percentage exceeding 100% if the amount to be paid in commissions will exceed the cash left in the trust account. Please also include disclosure to then explain how the deferred underwriting commission will be paid in this case.
Q. Do I have redemption rights?, page 9

4. We note that Conduit is not required to consummate the Transactions if there is not at least $27 million of cash available to be released from the trust account after giving effect to payment of amounts that MURF will be required to pay to redeeming stockholders upon consummation of the business combination. Please revise your disclosure in this
         Q&A and elsewhere to discuss how the redemption payment of $114.1 million already made from the trust account for the pre-combination redemption of 11,037,272 shares of
         MURF Class A common stock has impacted the balance in the trust account and the balance that will remain in the account at each of the redemption scenarios discussed elsewhere.
Opinion of ValueScope, Inc., page 53

5. We note your response to our prior comments related to the ValueScope opinion, and the related revisions made in the filing. Please respond to the following comments and revise the related disclosures, where appropriate.
         1. For your Indirect Investment Regarding the Covid Asset as disclosed on F-16, please explain to us why the residual revenue share for Conduit, after the 30% under the agreement, and further reduced by the 5% under the Cizzle agreement, and 8%
               under the Vela agreement was not considered in the valuation. Please revise page 62 to clarify the royalty rates used to determine Conduit's implied enterprise value do not consider these limitations, as stated in your response to comment number 24.
         2. You disclose on page 141 that Conduit does not intend to continue to fund or otherwise development AZD1656 for Covid. Please revise to provide prominent disclosures of this fact in your valuation disclosures, and anywhere the Covid asset is discussed, considering the Covid asset is your highest valued project. Please also consider disclosing the related impact, if any, under the Cizzle and Vela agreements and any other agreement which is affected by ceasing development of the Covid asset.
         3. You disclose on page 56 that eight of the indications may be addressed by future
 Jack K. Heilbron
FirstName  LastNameJack   K. Corp.
                             Heilbron
Murphy Canyon    Acquisition
Comapany
May        NameMurphy Canyon Acquisition Corp.
     31, 2023
May 31,
Page 3 2023 Page 3
FirstName LastName
               product candidates (glioma, psoriasis, Crohn   s disease, lupus,
sarcoidosis, diabetic
               wound healing, idiopathic pulmonary fibrosis and nonalcoholic steatohepatitis).
               Please prominently disclose in the filing (e.g. the table on page 54 and elsewhere)
               the eight indications which may be addressed by future product candidates that were used in the total valuation.
Comparable Public Companies Selected for Beta Analysis, page 57

6. We note your response to prior comment 25 and reissue in part. Please revise to discuss how ValueScope considered the differing stages of operations between Conduit and the companies identified here in concluding that these were "comparable" public companies.
         In this regard, we note that your revised disclosure states these companies have similar
         "risk profiles" to Conduit, but disclosure directly above this states that Conduit faces
         "additional risks" when compared to these companies. Please further clarify why these companies were selected as "comparable" to Conduit and how any differences in the current scale of operations were considered by ValueScope in their analysis. Please also discuss, where appropriate, how the board considered these factors when reviewing the fairness opinion provided by ValueScope and in approving the business combination.
Certain Unaudited Conduit Prospective Financial Information, page 62

7. We note your response to prior comment 28, but do not note revised disclosure responsive to this comment. Please further revise your disclosure to:
             Clearly state when these projections were prepared and management's reasons for producing the projections. To the extent that a material amount of time has passed since the projections were prepared, disclose whether these projections still reflect
              management   s views on future performance.
             Disclose all material assumptions used to develop the projections, including assumed timing of regulatory approvals for Conduits' product candidates, the length of time from approval to commercial availability, assumptions about market acceptance /
              penetration rates, market growth rates and the impact of competition.
             Explain why Conduit prepared projections for 11 years and discuss any associated risks related to projections covering operating results over this time period.
Background of the Business Combination, page 66

8. Please further revise this section to state, if true, that the lead individual at A.G.P responsible for advising Murphy Canyon was different from the lead individual at A.G.P responsible for advising Conduit on this transaction.
Approval of the Transactions by Conduit's Board of Directors
Interests of the Sponsor and MURF's Directors and Officers in the Business Combination, page
72

9. We note your response to prior comment 34 and the following statement added to page
 Jack K. Heilbron
FirstName  LastNameJack   K. Corp.
                             Heilbron
Murphy Canyon    Acquisition
Comapany
May        NameMurphy Canyon Acquisition Corp.
     31, 2023
May 31,
Page 4 2023 Page 4
FirstName LastName
         73: "The MURF Board determined that Mr. Heilbron   s control of the
Sponsor and the
         financial benefits he would individually gain as a result of the Merger does not entitle him to benefits different from those that would be enjoyed by the Sponsor, except as disclosed above." Please revise this statement to explain how Mr. Heilbron's conflicts of interest listed on page 72 were considered by the Board when determining how to vote in relation to the merger agreement. As drafted it is unclear how the Board considered the listed information.
10. We note your response to prior comment 35 and reissue. Please disclose how the board considered the waived corporate opportunities doctrine in determining to approve and recommend the merger agreement.
Unaudited Pro Forma Condensed Combined Financial Information, page 87

11. We note your response to prior comment 39; however, we could not locate any revised disclosure responsive to this comment. Please revise your disclosure in the tables on pages 89 and 90 to include the Private Placement Investor's shares or advise.
Management of New Conduit following the Business Combination, page 105

12. For the background disclosure of Ms. McNealey, please include the years of her occupations listed on page 106. In addition, for Mses. McNealey and Farley, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each individual should serve as a director. Refer to Item 401 of Regulation S-K for guidance.
Business of Conduit Pharmaceuticals Limited, page 134

13. Please revise your disclosure to clearly disclose the current development status of each of the five indications subject to project funding agreements listed on page 135 and clarify what regulatory steps must still be completed before commercialization of these candidates may be achieved. Please also disclose any development activities conducted by Conduit specifically in relation to the listed candidates since inception. In this regard we note the company's research and development expenses for the years ended December
         31, 2021 and 2022. To the extent no developmental activities have been conducted by
         Conduit to date, please include an affirmative statement to that effect. In addition, please clarify what activities Conduit is expected to undertake in relation to the five project funding agreements, as the disclosure that "St George Street granted Conduit the exclusive first right to provide to St George Street, or procure the provision of, all funding for the performance of a drug discovery and/or development project" implies that Conduit only finances the projects, rather than conducting its own development activities and clinical trials.
14. Please revise your disclosure to state where AstraZeneca conducted the pre-clinical and clinical trials to be relied on by Conduit, as discussed throughout this section. To the extent the trials were conducted outside of the United States, please clarify that the FDA
 Jack K. Heilbron
FirstName  LastNameJack   K. Corp.
                             Heilbron
Murphy Canyon    Acquisition
Comapany
May        NameMurphy Canyon Acquisition Corp.
     31, 2023
May 31,
Page 5 2023 Page 5
FirstName LastName
         may not accept such data and that additional trials may be required, resulting in additional costs and time.
15. We note your response to prior comment 45 and reissue. Please revise your disclosure to clarify the scope, size and design of the trial; the primary and secondary endpoints, as applicable; whether the studies or trials were powered to show statistical significance; and
         whether any adverse side effects were observed when discussing the Phase I trials conducted by AstraZeneca for your product candidates. In the event AstraZeneca has not provided such information to Conduit, please clarify and explain how this lack of information will impact the company's development activities.
16. We note your response to our prior comment 47 and we reissue the comment in relation to the following:
             your statement on page 134 regarding Conduit's mission to "accelerate" the development of new treatments for patients;
             your statement on page 135 regarding the reduction of development timelines; and
             your statement on page 140 that Conduit believes that both HT and Graves' disease may be investigated separately with "relatively short clinical trials of approximately
              3-4 months in duration."
Our Strategy, page 135

17. We note your statement that you intend to out-license your candidates as a commercialization strategy "following successful clinical trials." Please revise this and similar statements throughout the Business section to remove the implication that your clinical trials will necessarily be successful, as such statements are premature and regulatory approvals are not entirety within the company's control. Strategic Alliances and Arrangements, page 135

18. Please revise your disclosure of the Global Funding Agreement with St George Street to provide a more fulsome discussion of the material terms, including the aggregate amount of fees paid or received to date, the percentage of revenue sharing Conduit will receive, and the term and termination provisions.
Market Overview
Global Pharmaceutical Industry, page 137

19. Please revise page 138 to include footnote 2, as referenced at the end of the sentence preceding the graphics.
AZ1656 in Autoimmune Diseases, page 139

20. Please remove the following statements from pages 140-143, as each appears premature and unsupported by clinical data at this stage of development:
             "...management believes that AZD1656 may provide a treatment option for HT
             and/or Graves    disease with fewer negative side effects when
compared to the
 Jack K. Heilbron
FirstName  LastNameJack   K. Corp.
                             Heilbron
Murphy Canyon    Acquisition
Comapany
May        NameMurphy Canyon Acquisition Corp.
     31, 2023
May 31,
Page 6 2023 Page 6
FirstName LastName
             currently available treatment options.
               "We believe that AZD1656 has the potential to treat uveitis without the serious side effects of the current treatment using steroids."
             "We believe that AZD1656 has the potential to decrease rejection in kidney transplant patients as we believe AZD1656 facilitates the immune system in tolerating or accepting the transplanted kidney."
             "We believe that AZD1656 may be able to help maintain a pregnancy for longer, which would reduce the number of babies that are born prematurely and thereby reduce the costs and expenses associated with preterm labor for both the mother and child."
             "We believe that there is clinical and biological evidence that suggests AZD1656 may be effective treating other autoimmune diseases, include systemic lupus erythematosus, rheumatoid arthritis, multiple sclerosis, motor neuron disease and amyotrophic lateral sclerosis."
         Alternatively, please provide data to support each belief.
Our Initial Pipeline: AZD1656 and AZD5904, page 139

21. We note the pipeline table on page 139. Please revise to address the following:
             Remove the first row relating to the AZD1656, as you disclose on page 141 that Conduit does not intend to continue to fund or otherwise further develop
            AZD1656 for Covid-19;
             Provide footnotes to indicate the importance of the colors of the bars in the table;
             Revise the table to show the current stage of development of each indication, rather than a future stage of development. In this regard we note your disclosure prior to the table which states that "the table below sets forth the anticipated stage for the further development" of the clinical assets.
             Explain your disclosure prior to the table which states that the table does not reflect the pre-clinical or clinical trials that have been conducted by third-parties to date.
            Based on the disclosure throughout the document, it appears Conduit is relying on pre-clinical and clinical trials conducted by AstraZeneca for each of the listed indications.
22. We note your response to prior comment 49. Please revise your disclosure related to the potential market values for each indication discussed in this section to identify the names of the sources management relied upon in reaching these conclusions, as you have done in your response.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Conduit Pharmaceuticals Limited
Results of Operations
Research and development expenses, page 161

23. Please revise your discussion here for your research and development expenses to clarify you do not expect research and development expense for clinical research into COVID-19
 Jack K. Heilbron
Murphy Canyon Acquisition Corp.
May 31, 2023
Page 7
      in future results of operations. In addition, please revise the disclosures on pages 143 and
      161 for consistency to clarify the reason for fluctuations in research and development expense.
12. Subsequent Events
Convertible Loan Note Instruments, page F-20

24. Disclose the significant terms, including the conversion rate, for the convertible notes issued subsequent to December 31, 2022.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Li Xiao at 202-551-4391 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact
Tyler Howes at 202-551-3370 or Laura Crotty at 202-551-7614 with any other questions.



                                                            Sincerely,
FirstName LastNameJack K. Heilbron
                                                            Division of
Corporation Finance
Comapany NameMurphy Canyon Acquisition Corp.
                                                            Office of Life
Sciences
May 31, 2023 Page 7
cc:       Avital Perlman, Esq.
FirstName LastName